United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

Amendment No. 26*

Cerner Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

156782104

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 156782104

1:	Name of Reporting Persons: (I.R.S Identification Nos. of above persons (entities only). Clifford W. Illig
2:	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3:	SEC Use Only
4:	Citizenship of Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5:	Sole Voting Power 8,354,166
	6:	Shared Voting Power 890,668
	7:	Sole Dispositive Power 8,354,166
	8:	Shared Dispositive Power 890,668
9:	Aggregate Amount Beneficially Owned by Each Reporting Person 9,244,834
10:	Check if Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11:	Percent of Class Represented by Amount in Row (9) 5.45%
12:	Type of Reporting Person (See Instructions) IN

Item 1(a):	Name of Issuer:

	Cerner Corporation

Item 1(b):	Name of Issuer’s Principal Executive Offices:

	2800 Rockcreek Parkway
	North Kansas City, MO 64117

Item 2(a):	Name of Person Filing:

	Clifford W. Illig

Item 2(b):	Address or Principal Business Office or, if None, Residence:

	2800 Rockcreek Parkway
	North Kansas City, MO 64117

Item 2(c):	Citizenship:

	United States

Item 2(d):	Title of Class of Securities:

	Common Stock

Item 2(e):	CUSIP Number:

	156782104

Item 3:	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	Not Applicable.

Item 4:	Ownership

	(a) Amount Beneficially Owned:	9,244,834

	(b) Percent of Class:	5.45%

	(c) Number of Shares as to which such person has:

	(i) sole power to vote or to direct the vote:	8,354,166	*

	(ii) shared power to vote or to direct the vote:	890,668	**

	(iii) sole power to dispose or to direct the disposition of:	8,354,166	*

	(iv) shared power to dispose or to direct the disposition of:	890,668	**

	*Such number of shares includes 1,000,000 shares pledged by Clifford W. Illig to secure delivery obligations under a prepaid variable forward contract.

	**Such number of shares includes 782,668 held by Bonne Illig, wife of Clifford W. Illig, as trustee for their children.

Item 5:	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (    ).

Item 6:	Ownership of More than Five Percent on Behalf of Another Person

Shares (constituting a portion of the number of shares reported under Item 4) are held on behalf of
Clifford W. Illig by a trustee under the Cerner Corporation Foundations Retirement Plan; the trustee receives the dividends and proceeds from the sale of such securities pursuant to the terms of the plan.

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8:	Identification and Classification of Members of the Group.

Not Applicable.

Item 9:	Notice of Dissolution of Group.

Not Applicable.

Item 10:	Certification

Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Clifford W. Illig
Clifford W. Illig
Vice Chairman

February 13, 2012
Date